December 22, 2020

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	W&T OFFSHORE, INC. Form 10-K for Fiscal Year Ended December 31, 2019 Filed March 5, 2020 Form 8-K, Filed November 4, 2020 File No. 001-32414

Ladies and Gentlemen:

Set forth below are the responses of W&T Offshore, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 11, 2020, with respect to the Company’s current report on form 8-K, File No. 001-32414, filed with the Commission on November 4, 2020 (the “Current Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 8-K, Filed November 4, 2020

Free Cash Flow, page 14

1.	We note your presentation of a non-GAAP financial measure entitled “Free Cash Flow”. Please address the following:

●

Tell us why your reconciliation of Free Cash Flow reconciles to Net (loss) income. Since Free Cash Flow is a liquidity measure the most appropriate GAAP financial measure to reconcile to appears to be cash flows from operating activities.

RESPONSE:

The Company defines Free Cash Flow as Adjusted EBITDA, less capital expenditures, plugging and abandonment costs and interest expense (all on an accrual basis). The Company defines capital expenditures as costs incurred related to oil and natural gas properties and equipment and furniture and fixtures, excluding acquisition costs. Similar to Adjusted EBITDA, Company management believes that Free Cash Flow is an important financial performance measure used to evaluate W&T’s operating performance and efficiency after the impact of accrued capital expenditures, plugging and abandonment costs and interest expense and without being impacted by items such as changes associated with working capital, which can vary substantially from one period to another. The Company also uses Free Cash Flow to evaluate its performance against peer companies that report similar free cash flow performance measures and also reconcile to net income as the most directly comparable GAAP financial measure.

W&T Offshore, Inc. • 5718 Westheimer Suite 700 • Houston, Texas 77057 • 713-626-8525 • www.wtoffshore.com

Securities and Exchange Commission

December 22, 2020

Company management respectfully submits that the adjustments to arrive at Free Cash Flow, as defined by the Company, do not necessarily make it a liquidity measure. In the interest of more transparent disclosure, however, the Company proposes to include in future reports and earnings releases filed or furnished with the Commission with disclosures of Free Cash Flow full reconciliations of Free Cash Flow to both Adjusted EBITDA (in turn, with its reconciliation to net income) and cash flow from operating activities.

A draft example of proposed revised reconciliations and related disclosure which the Company is proposing to include in future reports and earnings releases filed or furnished with the Commission with disclosures of Free Cash Flow has been provided to the Staff by courier as supplemental materials in an appendix delivered under a separate cover letter (the “Supplemental Letter”). The proposed reconciliations and disclosure included in the appendix delivered with the Supplemental Letter may be subject to revision in the event the Company revises its line item presentations in its statements of cash flows.

●

The amounts of capital expenditures shown in your reconciliations for the nine months ended September 30, 2020 and 2019 do not agree with the amounts of capital expenditures reflected in your statements of cash flows for those periods. Please revise your disclosure to clarify all adjustments made to the amounts of capital expenditures presented in your statements of cash flows to arrive at the adjustments for capital expenditures included in your reconciliation.

RESPONSE:

The differences between the amount of capital expenditures reflected in arriving at Free Cash Flow and the amount of capital expenditures reflected in the Company’s statement of cash flows is attributable to working capital changes, which in the case of the nine months ended September 30, 2020 was associated with capital expenditures incurred in 2019 but paid during the nine months ended September 30, 2020. Please see the appendix provided to the Staff under cover of the Supplemental Letter for proposed revised reconciliations and related disclosure concerning capital expenditure adjustments to be made in future filings and releases.

●

Revise your disclosure to clarify whether plugging and abandonment costs deducted to arrive at Free Cash Flow represent cash payments for such costs made during each of the periods presented. If not, ensure your disclosure fully explains the amount and nature of all adjustments.

RESPONSE:

Plugging and abandonment costs included as a line item in the Company’s consolidated statements of cash flows are on an accrual basis. This has been clarified in the draft of proposed revised reconciliations and related disclosure provided to the Staff under separate cover of the Supplemental Letter.

Securities and Exchange Commission

December 22, 2020

●	Revise your disclosure to provide cautionary language indicating that you may have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure.

RESPONSE:

The Company will include such cautionary language and include in all future reports and earnings releases filed or furnished with the Commission. The Company will also continue to include the cautionary statement in its disclosure that its Free Cash Flow definition may not be comparable to Free Cash Flow measures reported by other companies. Please see the introductory paragraphs of the proposed revised disclosure and reconciliations provided to the Staff under separate cover of the Supplemental Letter.

●	Given that your measure of free cash flow reflects deductions for capital expenditures and for certain other expenses, revise the title of this measure to refer to adjusted free cash flow.

RESPONSE:

The Company respectfully submits that, unlike the acronymic term “EBITDA”, Free Cash Flow is not a financial term with common or standard meaning. Accordingly, adding the term “adjusted” to a term clearly defined with specificity in the proposed revised reconciliations and disclosure provided to the Staff under separate cover of the Supplemental Letter may unintentionally create more confusion for investors.

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Securities and Exchange Commission

December 22, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

W&T OFFSHORE, INC.

By:	/s/ Janet Yang
Name:	Janet Yang
Title:	Executive Vice President and
Chief Financial Officer